EnCana plans divestiture of natural gas storage business

CALGARY, Alberta (June 20, 2005) — Following a strategic review by its Board of Directors, EnCana Corporation (TSX, NYSE: ECA) has decided to divest of the company’s natural gas storage business either through a competitive auction process or an initial public offering.

EnCana’s gas storage business is a leader in the sector, but as a relatively small part of EnCana, gas storage is not considered crucial to the success of the company’s upstream North American operations.

“Since commencing operations at Suffield in 1988, EnCana’s gas storage has been a strong performer for the company. However, as EnCana continues to sharpen its focus on the exploration and development of its North American gas and oil resource plays, we have decided that EnCana may realize the best value from gas storage through a possible divestiture or an initial public offering,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

For the past year, EnCana has been continuously high-grading its portfolio of assets focusing on unconventional natural gas and oil resource plays across North America. EnCana’s planned divestiture of its gas storage business is consistent with the company’s other recent divestitures — the U.K. North Sea assets, the Gulf of Mexico interests, Western Canadian conventional producing assets, plus the planned sale of the company’s Ecuador interests and its natural gas liquids business.

EnCana’s natural gas storage business is North America’s largest independent gas storage network. The assets are located in key gas producing and consuming regions and are linked to intercontinental pipelines. EnCana Gas Storage has approximately 174 billion cubic feet of working gas capacity at five facilities in Alberta, California and Oklahoma. The AECO Hub™ in Alberta is comprised of three facilities totaling 135 billion cubic feet of storage capacity. Wild Goose Gas Storage Inc. in northern California has 24 billion cubic feet of storage capacity and Salt Plains Gas Storage Inc. in Oklahoma has 15 billion cubic feet of storage capacity. EnCana is also developing a new gas storage project, Starks Gas Storage L.L.C., in southwest Louisiana.

EnCana will retain ownership of its Hythe storage facility, which has 10 billion cubic feet of storage capacity, and may enter into other commercial storage arrangements with the new owner of the divested assets. EnCana will soon commence a formal divestiture process that is expected to be completed by early in 2006.

EnCana Corporation

With an enterprise value of approximately US$44 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the company’s plans to divest of its natural gas storage business and the expected timing thereof; the ability to realize the best value through a divestiture or an initial public offering; the planned sales of the company’s Ecuador interests and natural gas liquids business; the ability to enter into commercial storage arrangements with a prospective owner; anticipated growth potential and success of the company’s resource play portfolio and the expected characteristics of resource plays; and anticipated total resource life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007